SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY

OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

JPMORGAN CHASE BANK, N.A.

(Exact name of trustee as specified in its charter)

(Jurisdiction of incorporation or organization if	13-4994650
not a U.S. national bank)	(I.R.S. employer
identification number)

1111 Polaris Parkway
Columbus, Ohio
(Address of principal executive offices)	43271
(Zip Code)

Thomas F. Godfrey

Vice President and Assistant General Counsel

JPMORGAN CHASE BANK, N.A.

1 Chase Manhattan Plaza, 25th Floor

New York, NY 10081

Tel: (212) 552-2192

(Name, address and telephone number of agent for service)

M&I DEALER AUTO SECURITIZATION, LLC

M&I AUTO LOAN TRUST 2005-1

(Exact name of obligor as specified in its charter)

Delaware	39-2042850
Delaware	20-3690897
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification number)

770 North Water Street
Milwaukee, Wisconsin 53202

Deutsche Bank Trust Company Delaware, owner trustee of
M&I Auto Loan Trust 2005-1
60 Wall Street, New York, New York (Address of principal executive offices)	10005 (Zip Code)

Asset Backed Notes

(Title of Indenture Securities)

Item 1. General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C.

Board of Governors of the Federal Reserve System, Washington D.C. 20551

Federal Deposit Insurance Corporation, Washington, D.C. 20429

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations With the Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.	List of exhibits. List below all exhibits filed as a part of this Statement of Eligibility.

1.	A copy of the Articles of Association of the trustee as now in effect.

2.	A copy of the Certificates of Authority of the Comptroller of the currency for of the trustee to commence business.

3.	None, the authority of the trustee to exercise corporate trust powers being contained in the documents described in Exhibits 1 and 2.

4.	A copy of the existing by-laws of the trustee.

5.	Not Applicable.

6.	The consent of the trustee required by Section 321(b) of the Act.

7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

8.	Not Applicable.

9.	Not Applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, JPMorgan Chase Bank, N.A., has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the day of October 28, 2005.

JPMORGAN CHASE BANK, N.A.

By:	/s/ Patty Barbarino

Name: Patty Barbarino
Title: Vice President

Exhibit 1

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

SECRETARY’S CERTIFICATE

I, Barbara L. Thompson, Attorney-in-Fact for JPMorgan Chase Bank, National Association, do hereby certify that the following is a true and correct copy of a resolution adopted at a meeting of the Board of Directors of Chemical Bank, now known as JPMorgan Chase Bank, National Association (the “Bank”), a national banking association, on the 8th day of October 1987, which meeting was properly called and held and at which a quorum was present and voted in favor of said resolution. I further certify that the said resolution at the date hereof is still in full force and effect.

RESOLVED that for the purposes of the following resolutions the following words, when used therein, shall have the meaning ascribed to them as follows:

“Officer” shall mean the Chairman of the Board, the Chief Executive Officer, the President, a Vice Chairman of the Board, a Vice Chairman, any member of the Policy Council, any Executive Vice President, the Chief Financial Officer, the Chief Credit Officer, the Secretary, any Senior Vice President, any Vice President, any Managing Director, the Controller, the Deputy Controller, any Vice President, any Assistant Vice President, any Assistant Treasurer, any Assistant Corporate Secretary, any Senior Investment Officer, any Investment Officer, any Assistant Investment Officer, any Senior Trust Officer, any Trust Officer, any Assistant Trust Officer other than any Special Assistant Trust Officer, any Manager or Assistant Manager of any branch office, division or department of this Bank, or any other Officers having functional titles, the approvals of which the Office of the Chairman, on the authority of the Board, has delegated to the Secretary.

“Special Assistant Trust Officer” shall mean any employee so appointed and specially authorized by the Chairman of the Board, the Chief Executive Officer, the President, a Vice Chairman of the Board, a Vice Chairman, any member of the Policy Council, any Executive Vice President, the Chief Financial Officer, and the Chief Credit Officer to use the designation “Authorized Officer” or “Authorized Signature”.

RESOLVED that agreements, indentures, mortgages, deeds, releases, conveyances, transfers, assignments, leases, demands, proofs of debt, claims, discharges, satisfactions, settlements, petitions, affidavits, receipts, equipment trust certificates, records, bonds, undertakings and proxies or other instruments or documents in connection with the exercise of any of the fiduciary or agency powers of the Bank may be signed, executed, acknowledged, verified, delivered or accepted on behalf of the Bank, manually or in facsimile by the Chairman of the Board, the Chief Executive Officer, the President, a Vice Chairman of the Board, a Vice Chairman, any member of the Policy Council, any Executive Vice President, the Chief Financial Officer, the Chief Credit Officer, the Secretary, any Senior Vice President, any Vice President, any Managing Director, any Vice President, any Assistant Vice President, any Senior Trust Officer, any Senior Investment Officer, any Trust Officer, or any Investment Officer, and the seal of the Bank may be affixed or a facsimile thereof imprinted on any document or instrument thereof and attested by the Secretary, any Assistant Secretary, any Senior Trust Officer, any Senior

Exhibit 1

Investment Officer, any Trust Officer, any Investment Officer, any Assistant Trust Officer or any Assistant Investment Officer.

RESOLVED that certifications, declarations, accounts, schedules or requisitions in connection with the exercise of any of the fiduciary or agency powers of this Bank may be signed, countersigned, executed, delivered, acknowledged or verified by the Chairman of the Board, the Chief Executive Officer, the President, a Vice Chairman of the Board, a Vice Chairman, any member of the Policy Council, any Executive Vice President, the Chief Financial Officer, the Chief Credit Officer, the Secretary, any Senior Vice President, any Managing Director, any Vice President, any Assistant Vice President, any Assistant Treasurer, any Senior Investment Officer, any Investment Officer, any Assistant Investment Officer, any Senior Trust Officer, any Trust Officer, any Assistant Trust Officer, or any Assistant Corporate Secretary.

RESOLVED that in addition to other Officers so authorized, any Vice President may affix the seal of this Bank to any instrument made, executed or delivered on behalf of this Bank and that such Vice President, or the Secretary, or any Assistant Corporate Secretary may attest the same.

I further certify that Patty A. Barbarino is a duly elected and acting Vice President of the Bank and that set forth below is her true and correct signature.

PATTY A. BARBARINO	SIGNATURE:	/s/ Patty A. Barbarino

EXECUTED effective as of the 27th day of October, 2005, Houston, Texas.

JPMorgan Chase Bank, National Association

By	/s/ Barbara L. Thompson
Barbara L. Thompson Attorney-in-Fact

BY-LAWS

JPMorgan Chase Bank, National Association

November 13, 2004

CONTENTS

SUBJECT

Article
I	Meetings of Shareholders
	Section 1.01	Shareholders’ Meeting
	Section 1.02	Consent in Lieu of Meeting of Shareholders

II	Board of Directors
	Section 2.01	Number
	Section 2.02	Qualifications
	Section 2.03	Oath
	Section 2.04	Vacancies
	Section 2.05	Annual Meeting
	Section 2.06	Regular Meetings
	Section 2.07	Special Meetings
	Section 2.08	Quorum; Majority Vote

III	Committees of the Board
	Section 3.01	Committees
	Section 3.02	Examining Committee

IV	Officers and Agents
	Section 4.01	Officers
	Section 4.02	Other Employees
	Section 4.03	Term of Office
	Section 4.04	Chairman of the Board
	Section 4.05	Chief Executive Officer
	Section 4.06	President
	Section 4.07	Powers and Duties of Other Officers
	Section 4.08	Fidelity Bonds

V	Indemnification
	Section 5.01	Right to Indemnification
	Section 5.02	Contracts and Funding
	Section 5.03	Employee Benefit Plans
	Section 5.04	Indemnification Not Exclusive Right
	Section 5.05	Advancement of Expenses; Procedures

VI	By-laws
	Section 6.01	Inspection
	Section 6.02	Amendments
	Section 6.03	Construction

VII	Miscellaneous
	Section 7.01.	Seal
	Section 7.02.	Fiscal Year
	Section 7.03.	Waiver of Notice
	Section 7.04.	Electronic Meetings
	Section 7.05.	Consent in Lieu of Meeting of Directors
	Section 7.06.	Governing Law

BY-LAWS

OF

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

ARTICLE I

Meetings of Shareholders

Section 1.01. Shareholders’ Meetings. The regular annual meeting of the shareholders of JPMorgan Chase Bank, National Association (the “Bank”) for the election of directors and the transaction of whatever other business may properly come before the meeting shall be held at the main banking office of the Bank or any other convenient place the Board of Directors may designate, on such date as may be designated by the Board of Directors. Special meetings of the shareholders may be called by the Chairman of the Board, the Chief Executive Officer, the President, or the Secretary. The time and place of each special meeting shall be designated by the Board and shall be included in a notice of meeting.

Section 1.02. Consent in Lieu of Meeting of Shareholders. Except as otherwise required by applicable laws and regulations, any action that may be taken at the annual meeting or any special meeting of the shareholders may also be taken without a meeting if a written consent to the action is signed by all of the persons who would be entitled to vote thereon and is filed with the Secretary of the Bank as part of the corporate records.

ARTICLE II

Board of Directors

Section 2.01. Number. The business and affairs of the Bank shall be managed by or under the direction of a Board of Directors, of such number as may be fixed from time to time by resolution adopted by the Board, but in no event less than 5 or more than 25. Each director hereafter elected shall hold office until the next annual meeting of the shareholders and until his successor is elected and has qualified, or until his death or until he shall resign or shall have been removed.

Section 2.02. Qualifications. During his entire term of service, each director of the Bank, unless otherwise permitted under the laws of the United States, must be a citizen of the United States and must own, in his own right, capital stock in the Bank or in a company that controls the Bank, in such amounts as required by applicable statute or regulation.

Section 2.03. Oath. Each person appointed or elected a director of the Bank must, prior to exercising the functions of such office, take the oath of such office in the form prescribed by the Comptroller of the Currency.

Section 2.04. Vacancies. In case of any increase in the number of directors, the additional director or directors, and in case of any vacancy in the board due to death, resignation, removal, disqualification or any other cause, the successors to fill the vacancies shall be elected by action of the shareholders or, subject to the limits specified in 12 CFR Part 7, a majority of the directors then in office.

Section 2.05. Annual Meeting. An annual meeting of the directors shall be held each year at such time and place as shall be designated by the Board. At such meeting, the directors may elect from their own number a Chairman of the Board, a Chief Executive Officer, and a President, and shall elect or appoint such other officers authorized by these By-laws, and appoint such Committees consistent with Article III hereof, as they may deem desirable.

Section 2.06. Regular Meetings. The Board may hold regular meetings, without notice, at such times and places as the Board may from time to time determine.

Section 2.07. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, the President, or a majority of the directors then in office. Unless waived, each member of the Board of Directors shall be given notice by telephone, in person, or in writing by facsimile transmission, hand delivery, courier service, first-class mail, certified mail, express mail, email or other electronic means, stating the time and place of each special meeting.

Section 2.08. Quorum; Majority Vote. Except as otherwise provided herein or as required by applicable law, a majority of the members of the entire Board (or the next highest integer in the event of a fraction) shall constitute a quorum, and a majority of those present and voting at any meeting of the Board of Directors shall decide each matter considered. If less than a quorum be present, a majority of those present may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice.

ARTICLE III

Committees of the Board

Section 3.01. Committees. Except for those duties that by law or regulation must be performed by at least a majority of the full Board of Directors, the performance of such duties as the Board deems appropriate may be assigned to one or more committees of one or more persons. Membership in each such committee shall be as established from time to time by the Board. All acts done and powers conferred by any Committee from time to time shall be deemed to be, and may be certified as being done or conferred under authority of the Board. A Committee may delegate its duties to one or more subcommittees composed of one or more members of the Committee. Each Committee may fix its own rules and procedures, in the absence of which the provisions of the Articles of Association and these By-laws with respect to meetings of the Board shall apply to Committees and their members. The minutes of the meetings of each Committee shall be submitted at the next regular meeting of the Board at which a quorum is present, or, if impracticable, at the next such subsequent meeting.

Section 3.02. Examining Committee. The Audit Committee of JPMorgan Chase & Co. shall be the Examining Committee of the Bank and shall have full and complete authority to act for and on behalf of this Bank in the exercise of the authority granted to it by the By-laws and the Board of Directors of JPMorgan Chase & Co.

ARTICLE IV

Officers and Agents

Section 4.01. Officers. The officers of the Bank may include a Chairman of the Board, a Chief Executive Officer, and a President, each of whom must be a director and shall be elected by the Board; and such other officers as may from time to time be elected by the Board or under its authority, or appointed by or under the authority of the Chairman, the Chief Executive Officer, or the President.

Section 4.02. Other Employees. The Board of Directors may delegate others to appoint agents and employees, define their duties, fix their compensation and dismiss them.

Section 4.03. Term of Office. All officers, agents, and employees appointed by the Board of Directors, or under its authority, shall hold office at the pleasure of the Board.

Section 4.04. Chairman of the Board. The Chairman shall preside at all meetings of the shareholders and at all meetings of the Board. The Chairman of the Board shall have the same power to perform any act on behalf of the Bank and to sign for the Bank as is prescribed in these Bylaws for the Chief Executive Officer. He shall perform such other duties as from time to time may be prescribed by the Board.

Section 4.05. Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Bank and shall have, subject to the control of the Board and the Chairman, general supervision and direction of the policies and operations of the Bank and of its several officers other than the Chairman. In the absence of the Chairman, he shall preside at all meetings of the shareholders and at all meetings of the Board. He shall have the power to execute any document or perform any act on behalf of the Bank, including without limitation the power to sign checks, orders, contracts, leases, notes, drafts and other documents and instruments in connection with the business of the Bank, and together with the Secretary or an Assistant Corporate Secretary execute conveyances of real estate and other documents and instruments to which the seal of the Bank may be affixed. He shall perform such other duties as from time to time may be prescribed by the Board.

Section 4.06. President. The President shall, subject to the direction and control of the Board, the Chairman and the Chief Executive Officer, participate in the supervision of the policies and operations of the Bank. In general, the President shall perform all duties incident to the office of President, and such other duties as from time to time may be prescribed by the Board, the Chairman, or the Chief Executive Officer. In the absence of the Chairman or the Chief Executive Officer, the President shall preside at meetings of shareholders and of the Board. The President shall have the same power to sign for the Bank as is prescribed in these By-laws for the Chief Executive Officer.

Section 4.07. Powers and Duties of Other Officers. The powers and duties of all other officers of the Bank shall be those usually pertaining to their respective offices, subject to the direction and control of the Board and as otherwise provided in these By-laws.

Section 4.08. Fidelity Bonds. The Board, in its discretion, may require any or all officers, agents, and employees of the Bank to give bonds covering the faithful performance of their duties or may obtain insurance covering the same, in either case in form and amount approved by the Board, the premiums thereon to be paid by the Bank.

ARTICLE V

Indemnification

Section 5.01. Right to Indemnification. The Bank shall to the fullest extent permitted by applicable law as then in effect indemnify any person (the “Indemnitee”) who was or is involved in any manner (including, without limitation, as a party or a witness), or is threatened to be made so involved, in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, administrative or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Bank to procure a judgment in its favor, but excluding any action, suit, or proceeding brought by such person against the Bank or any affiliate of the Bank (a “Proceeding”) by reason of the fact that he is or was a director, officer, or employee of the Bank, or is or was serving at the request of the Bank as a director, officer or employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such Proceeding. Such indemnification shall be a contract right and shall include the right to receive payment in advance of any expenses incurred by the Indemnitee in connection with such Proceeding, consistent with the provisions of applicable law as then in effect.

Section 5.02. Contracts and Funding. The Bank may enter into contracts with any director, officer, or employee of the Bank in furtherance of the provisions of this Article V and may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article V.

Section 5.03. Employee Benefit Plans. For purposes of this Article V, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Bank” shall include any service as a director, officer, employee, or agent of the Bank which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the corporation.

Section 5.04. Indemnification Not Exclusive Right. The right of indemnification and advancement of expenses provided in this Article V shall not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled, under any statute, by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. The provisions of this Article V shall inure to the benefit of the heirs and legal representatives of any person entitled to indemnity under this Article V and shall be applicable to Proceedings commenced or continuing after the adoption of this Article V whether arising from acts or omissions occurring before or after such adoption.

Section 5.05. Advancement of Expenses; Procedures. In furtherance, but not in limitation, of the foregoing provisions, the following procedures and remedies shall apply with respect to advancement of expenses and the right to indemnification under this Article V:

(a) Advancement of Expenses. All reasonable expenses incurred by or on behalf of the Indemnitee in connection with any Proceeding shall be advanced to the Indemnitee by the Bank within twenty (20) days after the receipt by the Bank of a statement or statements from the Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the expenses incurred by the Indemnitee and, if required by law at the time of such advance, shall include or be accompanied by an undertaking by or on behalf of the Indemnitee to repay the amounts advanced if, and to the extent, it should ultimately be determined that the Indemnitee is not entitled to be indemnified against such expenses.

(b) Written Request for Indemnification. To obtain indemnification under this Article VII, an Indemnitee shall submit to the Secretary of the Bank a written request, including such documentation and information as is reasonably available to the Indemnitee and reasonably necessary to determine whether and to what extent the Indemnitee is entitled to indemnification (the “Supporting Documentation”). The determination of the Indemnitee’s entitlement to indemnification shall be made within a reasonable time after receipt by the Bank of the written request for indemnification together with the Supporting Documentation. The Secretary of the Bank shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that the Indemnitee has requested indemnification.

(c) Procedure for Determination. The Indemnitee’s entitlement to indemnification under this Article V shall be determined (i) by the Board by a majority vote of a quorum (as defined in Article II of these By-laws) consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders, but only if a majority of the disinterested directors, if they constitute a quorum of the Board, presents the issue of entitlement to indemnification to the shareholders for their determination.

ARTICLE VI

By-laws

Section 6.01. Inspection. A copy of the By-laws shall at all times be kept in a convenient place at the principal office of the Bank, and shall be open for inspection by shareholders during banking hours.

Section 6.02. Amendments. These By-laws may be added to, amended, altered or repealed by action of the shareholders, or by vote of a majority of the entire Board at any meeting of the Board. No amendment may be made unless the By-laws, as amended, are consistent with the requirements of the laws of the United States and of the Articles of Association of the Bank.

Section 6.03. Construction. The masculine gender, where appearing in these Bylaws, shall be deemed to include the feminine gender.

ARTICLE VII

Miscellaneous

Section 7.01. Seal. The corporate seal of the Bank shall be in the form of a circle and shall bear the full name of the Bank and the words “Corporate Seal” together with the logo of JPMorgan Chase & Co.

Section 7.02. Fiscal Year. The fiscal year of the Bank shall be the calendar year.

Section 7.03. Waiver of Notice. Unless otherwise provided by the laws of the United States, notice of any Board or Board committee meeting, need not be given to any person who (a) submits a signed waiver of notice, whether before or after the meeting, or (b) is present at such meeting; and any meeting shall be a legal meeting without any notice thereof having been given, if all the members are present.

Section 7.04. Electronic Meetings. Subject to the provisions required or permitted by these or the Articles of Association of the Bank for notice of meetings, members of the Board of Directors, or members of any committee of the Board, may participate in and hold a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Section 7.05. Consent in Lieu of Meeting of Directors. Except as otherwise required by applicable laws and regulations, any action that may be taken at a meeting of the Board of Directors or any committee of the Board may also be taken without a meeting if a written consent to the action is signed by all the directors, or by all members of such committee, and is filed with the Secretary of the Bank as part of the corporate records.

Section 7.06. Governing Law. To the extent not inconsistent with applicable Federal banking statutes and regulations, or safety and sound banking practice, the Bank shall follow the corporate governance procedures, including indemnification standards, of the Delaware General Corporation Law, as amended.

EXHIBIT 6

CONSENT

October 28, 2005

Securities and Exchange Commission,

Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned, hereby consents that the reports of examination of the undersigned made by Federal authorities authorized to make such examinations may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: October 28, 2005

Very truly yours, JPMORGAN CHASE BANK, N.A.

By:	/s/ Patty Barbarino

Name: Patty Barbarino
Title: Vice President

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank, N.A.

of 1111 Polaris Parkway, Columbus, Ohio 43271

and Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System,

at the close of business June 30, 2005, in

accordance with a call made by the Federal Reserve Bank of this

District pursuant to the provisions of the Federal Reserve Act.

ASSETS		Dollar Amounts in Millions

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$33,595
Interest-bearing balances		9,074
Securities:
Held to maturity securities		92
Available for sale securities		46,530
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices		27,359
Securities purchased under agreements to resell		162,222
Loans and lease financing receivables:
Loans and leases held for sale		28,317
Loans and leases, net of unearned income	$348,961
Less: Allowance for loan and lease losses	4,676
Loans and leases, net of unearned income and allowance		344,285
Trading Assets		231,417
Premises and fixed assets (including capitalized leases)		8,360
Other real estate owned		142
Investments in unconsolidated subsidiaries and associated companies		818
Customers’ liability to this bank on acceptances outstanding		549
Intangible assets
Goodwill		23,432
Other Intangible assets		9,440
Other assets		47,481
TOTAL ASSETS		$973,113

LIABILITIES
Deposits
In domestic offices		$383,950
Noninterest-bearing	$141,374
Interest-bearing	242,576
In foreign offices, Edge and Agreement subsidiaries and IBF’s		145,247
Noninterest-bearing	$7,348
Interest-bearing	137,899
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		8,743
Securities sold under agreements to repurchase		93,698
Trading liabilities		117,933
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		79,495
Bank’s liability on acceptances executed and outstanding		549
Subordinated notes and debentures		17,982
Other liabilities		40,922
TOTAL LIABILITIES		888,519
Minority Interest in consolidated subsidiaries		1,426

EQUITY CAPITAL
Perpetual preferred stock and related surplus		0
Common stock		1,785
Surplus (exclude all surplus related to preferred stock)		58,838
Retained earnings		22,718
Accumulated other comprehensive income		(173)
Other equity capital components		0
TOTAL EQUITY CAPITAL		83,168

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL		$973,113

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has

been prepared in conformance with the instructions issued

by the appropriate Federal regulatory authority and is true

to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness

of this Report of Condition and declare that it has been

examined by us, and to the best of our knowledge and

belief has been prepared in conformance with the in-

structions issued by the appropriate Federal regulatory

authority and is true and correct.

WILLIAM B. HARRISON, JR.	)
JAMES DIMON	)	DIRECTORS
MICHAEL J. CAVANAGH	)